March 18, 2026

Steven E. Pfanstiel
EVP, Chief Financial Officer and Treasurer
Neuronetics, Inc.
3222 Phoenixville Pike
Malvern, PA 19355

        Re: Neuronetics, Inc.
            Registration Statement on Form S-3
            Filed March 17, 2026
            File No. 333-294382
Dear Steven E. Pfanstiel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Brian Short, Esq.